Filed Pursuant to Rule 424(b)(3)

Registration No. 333-189006

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated May 1, 2014)

SUPERCONDUCTOR TECHNOLOGIES INC.

This Prospectus Supplement No. 1 (this “Supplement”) supplements information contained in our prospectus dated May 1, 2014 (the “Prospectus”). This Supplement relates to the issuance of 916,857 shares of our common stock, par value $0.001 per share, upon the exercise of certain outstanding Term B warrants as such warrants are further described in the Prospectus. The Term B warrants were issued on August 9, 2013 as part of an underwritten public offering at an exercise price of $2.57 per share. As an inducement for the early exercise of the Term B warrants, we agreed with certain holders to adjust the warrant exercise price to $2.00.

Our common stock is listed on the NASDAQ Capital Market under the symbol “SCON.” On February 13, 2015, the last reported sale price of our common stock on the NASDAQ Capital Market was $2.73 per share.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2015 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 5 of the accompanying Prospectus and the documents incorporated by reference into this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 17, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 14, 2015

Superconductor Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-21074	77-0158076
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

460 Ward Drive, Santa Barbara, CA		93111
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (805) 690-4500

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

On February 14, 2015, Superconductor Technologies Inc. (the “Company”) entered into Warrant Exercise Agreements with certain holders of outstanding warrants to purchase an aggregate of 916,857 shares of common stock in the Company. The warrants are certain of the Term B warrants originally issued as part of an underwritten public offering by the Company that closed on August 9, 2013. Pursuant to the terms of the Warrant Exercise Agreements, the exercise price of the warrants being exercised was adjusted, immediately prior to their exercise, to $2.00 per share down from $2.57.

The Company expects to receive aggregate gross proceeds of approximately $1.83 million from the exercises under the Warrant Exercise Agreements. In connection with the Warrant Exercise Agreements, the Company engaged H.C. Wainwright & Co., LLC to act as the Company’s financial advisor. The Company has agreed to pay H.C. Wainwright a cash fee equal to seven percent (7%) of the aggregate gross proceeds raised from the warrant exercises and to issue a five-year warrant to purchase five percent (5%) of the number of shares so exercised at an exercise price equal to 110% of the closing price of the common stock on February 13, 2015.

The original warrants issued by the Company and the shares of common stock issued upon exercise of the warrants were issued in a transaction registered under the Securities Act of 1933, as amended (the “Securities Act”). The warrant issued to H.C. Wainwright was¸ and the common stock issuable upon exercise of the warrants will be, issued in a private placement in reliance upon the exemption from registration pursuant to Section 4(a)(2) under the Securities Act.

Background to Warrant Exercise Agreement

The Company has been considering various options to raise additional capital to allow the Company to continue to execute on its strategic plan.

As previously disclosed, the Company had forecast that its cash resources were sufficient to fund its planned operations well into the first quarter of 2015. The Company currently forecasts that, after giving effect to the receipt of the proceeds from the warrant exercises under the Warrant Exercise Agreements, its cash reserves should be sufficient to fund planned operations until well into the second quarter of 2015. Therefore, unless the Company can materially grow its revenues from commercial operations during such period, the Company will need to raise additional capital to implement its current business plan and maintain the viability of the Company. Such additional financing may not be available on acceptable terms or at all.

Adjustment of Exercise Price of other Warrants.

The Term B warrants, and the related Term A warrants issued in the same underwritten offering in 2013, contain a price-based anti-dilution adjustment mechanism which provides that if we sell shares of our common stock or common stock equivalents at an effective per share price less than the then exercise price of such warrants, that the exercise price of the Term A and Term B warrants will be reset to such lower price. This feature will terminate when the volume-weighted average price of our common stock as reported by our principal trading market exceeds 300% of the then exercise price of the warrant for thirty consecutive trading days and does not apply to certain exempt issuances, including, in certain circumstances, issuances under equity incentive plans, securities issued upon exercise or conversion of existing securities or securities issued in connection with acquisitions or strategic transactions.

As a result of the Warrant Exercise Agreements, the exercise price of the Term B warrants remaining outstanding following the exercises under such agreements and the exercise price of the outstanding Term A warrants, will each be adjusted to $2.00.

Each Term B warrant expires on August 9, 2015 and each Term A warrant expires on August 9, 2018.

The foregoing summary of the terms of the Warrant Exercise Agreements is subject to, and qualified in its entirety by, such document filed herewith as Exhibit 4.1, which is incorporated herein by reference.

Forward-Looking Statements

Certain statements in this Form 8-K are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements include statements about the expected closing of the sale and purchase of the Company’s securities described herein and the Company’s receipt of net proceeds therefrom and the future financing needs of the Company. For such statements, the Company claims the protection of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from the Company’s expectations. Factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, our limited cash and a history of losses; our need to raise additional capital for our business; the performance and use of our equipment to produce wire in accordance with our timetable; our need to overcome additional technical challenges necessary to develop and commercialize HTS wire; customer demand and acceptance of our HTS wire; limited number of potential customers; and rapidly advancing technology in our target markets. Additional factors that could cause actual results to differ materially from those stated or implied by the Company’s forward-looking statements are disclosed in the Company’s other reports filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Reports filed in 2014. Readers are cautioned not to place undue reliance upon these forward-looking statements, which speak only as to the date of this report. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this report, whether as a result of new information, future events or otherwise.

Item 3.02 Unregistered Sale of Equity Securities

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(c)	EXHIBITS

4.1	Form of Warrant Exercise Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Superconductor Technologies Inc.

Date: February 17, 2015	By:	/s/ WILLIAM J. BUCHANAN
William J. Buchanan
Vice President and Chief Financial Officer

Exhibit 4.1

WARRANT EXERCISE AGREEMENT

This Warrant Exercise Agreement (this “Agreement”), dated as of February 14, 2015, is by and between Superconductor Technologies Inc., a Delaware corporation (the “Company”) and the undersigned holder (the “Holder”) with respect to that certain Common Stock Purchase Warrant issued by the Company, which warrant is exercisable until August 9, 2015 at an exercise price (the “Exercise Price”) of $2.57 per share (the “Warrant”).

WHERAS, the Holder’s Warrant is exercisable into a number of shares of Common Stock (the “Common Stock”) as set forth on such Holder’s signature page hereto (the “Warrant Shares”);

WHEREAS, the Holder wishes to exercise such Warrant in full and, immediately prior to such exercise and in consideration of the Holder’s agreement to so exercise such Warrant, the Company has agreed to reduce the Exercise Price to $2.00 (the “Revised Exercise Price”).

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Holders and the Company agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Warrants.

ARTICLE II

EXERCISE OF WARRANTS,

Section 2.1 Exercise of Warrants. The Company and the Holder hereby agree that, the exercise price of the Warrant shall be reduced to the Revised Exercise Price and the Holder shall exercise all of the Warrant Share underlying such Holder’s Warrant at the Revised Exercise Price per share, for aggregate cash proceeds to the Company in the amount set forth on the Holder’s signature page hereto, and otherwise pursuant to the terms of the Warrants. Holder shall execute and deliver the aggregate cash exercise price for such Warrants to the bank account set forth on the Company’s signature page hereto and the Company shall deliver the Warrant Shares to the Holder via the Depository Trust Company Deposit or Withdrawal at Custodian system pursuant to the instructions set forth on the Holder’s signature page hereto.

Section 2.2 Filing of Form 8-K and Prospectus Supplement. On or before 9 am ET on the Trading Day following the date hereof, the Company shall issue a Current Report on Form 8-K, disclosing the material terms of the transactions contemplated hereby and the Company shall file a prospectus supplement under Rule 424 under the Securities Act (as defined below) to the Registration Statement (as defined below), disclosing the terms of the transactions hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. The Company hereby make the representations and warranties set forth below to the Holder that as of the date of its execution of this Agreement:

(a) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Company and no further action is required by such Company, its board of directors or its stockholders in connection therewith. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(c) Organization. The Company is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware.

(d) Issuance of Warrant Shares; Registration Statement. The Warrant Shares are duly authorized and, when issued and paid for in accordance with the terms of the Warrant (as amended hereby), will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company has prepared and filed a registration statement, File No. 333-189006 (the “Registration Statement”) in conformity with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), including Instruction 4 of Form S-3, which last became effective on May 1, 2014 (the “Effective Date”), including the prospectus therein (“Prospectus”), and such amendments and supplements thereto as may have been required to the date of this Agreement. The Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the Securities and Exchange Commission (“Commission”). The Company shall file the Prospectus together with the prospectus supplement contemplated by Section 2.2 with the Commission pursuant to Rule 424(b). At the time the Registration Statement and any amendments thereto became effective and at the date of this Agreement, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus and any amendments or supplements thereto, at time the Prospectus or any amendment or supplement thereto was issued and, as of the date hereof, conform in all material respects to the requirements of the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.2 Representations and Warranties of the Holder. The Holder hereby makes the representations and warranties set forth below to the Company that as of the date of its execution of this Agreement:

(a) Due Authorization. The Holder represents and warrants that (i) the execution and delivery of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on its behalf and (ii) this Agreement has been duly executed and delivered by the Holder and constitutes the valid and binding obligation of the Holder, enforceable against it in accordance with its terms.

(b) No Conflicts. The execution, delivery and performance of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Holder’s organizational or charter documents, or (ii) conflict with or result in a violation of any agreement, law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority which would interfere with the ability of the Holder to perform its obligations under this Agreement.

(c) Access to Information. Such Holder acknowledges that it has had the opportunity to review the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the exercise of the Warrants and the merits and risks of investing in the Warrant Shares; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Holder acknowledges and agrees that neither HC Wainwright & Co., LLC (the “Placement Agent”) nor any Affiliate of the Placement Agent has provided such Holder with any information or advice with respect to the Warrant Shares nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Warrant Shares. The Placement Agent and any Affiliate may have acquired non-public information with respect to the Company and such Holder agrees that, except for the information about this Agreement and the transactions contemplated hereby required to be disclosed by the Company pursuant to Section 2.2, no non-public information has been provided to the Holder or its representatives by the Placement Agent or the Company or any of their respective Affiliates and representatives. In connection with the issuance of the Warrant Shares to such Holder, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Holder.

(d) Holder Status. The Holder is an “accredited investor” as defined in Rule 501 under the Securities Act.

(e) Understandings or Arrangements. Such Holder is acquiring the Warrant Shares as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Warrant Shares (this representation and warranty not limiting such Holder’s right to sell the Warrant Shares pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Holder is acquiring the Warrant Shares hereunder in the ordinary course of its business.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be made in accordance with Section 5(h) of the Warrant.

Section 4.2 Survival. All warranties and representations (as of the date such warranties and representations were made) made herein or in any certificate or other instrument delivered by it or on its behalf under this Agreement shall be considered to have been relied upon by the parties hereto and shall survive the issuance of the Warrants. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties; provided however that no party may assign this Agreement or the obligations and rights of such party hereunder without the prior written consent of the other parties hereto.

Section 4.3 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

Section 4.4 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 4.5 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined pursuant to Section 5(e) of the Warrant.

Section 4.6 Entire Agreement. The Agreement, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Section 4.7 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

Section 4.8 Effectiveness. This Agreement shall be effective only upon the Company returning a fully-executed copy of this Agreement to the Holder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SUPERCONDUCTOR TECHNOLOGIES INC.

By:
Name: Title:

Wire Instructions:

[PURCHASER SIGNATURE PAGES TO SCON

WARRANT EXERCISE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Holder:

Signature of Authorized Signatory of Holder:

Name of Authorized Signatory:

Title of Authorized Signatory:

DWAC Instructions for Warrant Shares:

Warrant Shares:

Aggregate Exercise Price:

7